AB 3/11/06

SECUR 06004443 SION

RECD S.E.C.
FEB 24 2006
603

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 9877

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Company of Florida, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 South Florida Avenue
(No. and Street)

Lakeland, (City) Florida (State) 33803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ralph C. Allen 863-688-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carter, Belcourt & Atkinson, P.A.
(Name – *if individual, state last, first, middle name*)

331 South Florida Avenue, (Address) Lakeland (City) Florida (State) 33801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/13/06

OATH OR AFFIRMATION

I, Ralph C. Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen & Company of Florida, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KRISTEN L. BENTON
Notary Public, State of Florida
My comm. expires June 3, 2006
Comm. No. DD 122252

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Supplementary Information

SEC MAIL PROCESSING
RECEIVED
FEB 24 2006
WASH. D.C. 185 SECTION

ALLEN & COMPANY OF FLORIDA, INC.

Year Ended December 31, 2005

ALLEN & COMPANY OF FLORIDA, INC.

TABLE OF CONTENTS

Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Allen & Company of Florida, Inc.

We have audited the accompanying statement of financial condition of Allen & Company of Florida, Inc. as of December 31, 2005, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen & Company of Florida, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Carter, Belcourt + Atkinson, P.A.

Lakeland, Florida
January 30, 2006

331 South Florida Avenue, Suite 400 Lakeland, Florida 33801-4626 (863) 687-4010 FAX (863) 683-9667 (800) 749-6264
101 East Kennedy Boulevard, Suite 1250 Tampa, Florida 33602-5197 (813) 223-1316 FAX (813) 229-5952 (800) 933-3456

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash (Note 2)	$	641,615
Receivables:		
Clearing organization		341,099
Commissions receivable		79,212
Employees		983
Receivable from Allen & Company Mortgage Corporation		1,382
Other		16,136
Securities owned (Note 3):		
Marketable, at market value		559,089
Property and equipment, less accumulated depreciation (Note 4)		422,060
Cash surrender value of life insurance ($554,036 face value), net of policy loans of $3,864		279,489
Prepaid expenses and other assets		66,954
	$	2,408,019

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	237,278
Commissions payable		206,584
Deferred compensation (Note 6)		298,169
TOTAL LIABILITIES		742,031
COMMITMENTS AND CONTINGENCIES (Notes 5, 7 and 9)		
STOCKHOLDER'S EQUITY:		
Class A common stock, $.10 par, shares authorized, 1,500,000; issued and outstanding, 662,714		66,271
Class B common stock, $.10 par, shares authorized, 500,000; issued and outstanding, 171,792		17,179
Additional paid-in capital		642,664
Retained earnings		939,874
TOTAL STOCKHOLDER'S EQUITY		1,665,988
	$	2,408,019

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commissions	$ 7,221,005
Interest and dividends	99,987
Realized and unrealized gains on securities, net	2,839
Other	60,297
Total revenues	7,384,128
EXPENSES:	
Employee compensation and benefits (Note 6)	5,270,973
Clearance and exchange fees	361,354
Communications and data processing	52,059
Occupancy (Notes 7 and 9)	256,121
Loss on disposals of property and equipment	86,276
Other	973,020
Total expenses	6,999,803
NET INCOME	$ 384,325

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common stock		Additional paid-in	Retained	
	Class A	Class B	capital	earnings	Total
BALANCE,					
December 31, 2004	$ 66,271	$ 17,179	$ 642,664	$ 805,549	$ 1,531,663
Dividend distribution	-	-	-	(250,000)	(250,000)
Net income	-	-	-	384,325	384,325
BALANCE,					
December 31, 2005	$ 66,271	$ 17,179	$ 642,664	$ 939,874	$ 1,665,988

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 384,325
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	76,031
Loss on disposal of property and equipment	86,276
Decrease (increase) in:	
Receivables	91,863
Securities owned, net	(35,447)
Cash surrender value of life insurance	(9,885)
Prepaid expenses and other assets	12,433
Increase (decrease) in:	
Accounts payable and accrued expenses	(111,595)
Commissions payable	(75,420)
Payable to clearing organization	(51,963)
Deferred compensation	58,290
Net cash provided by operating activities	424,908
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from the sale of equipment	2,600
Purchases of equipment	(102,339)
Net cash used in investing activities	(99,739)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividend distribution	(250,000)
NET INCREASE IN CASH	75,169
CASH, beginning of year	566,446
CASH, end of year	$ 641,615

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY - Allen & Company of Florida, Inc. (the Company) is a fully disclosed broker-dealer, acting for First Clearing Corporation, registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of Allen & Company Financial Corporation.

MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

SECURITIES TRANSACTIONS - Securities transactions and related commission revenues and expenses are recognized on the settlement date. The effect on the financial statements of recognition on the settlement date rather than the trade date is not significant.

RECEIVABLES - The Company grants credit to its clearing organization and other companies in the financial services industry that it does business with. The Company also routinely grants credit to its officers, employees and affiliated companies. An allowance for uncollectible accounts is estimated and recorded based on management's judgment. At December 31, 2005 all receivables are considered collectible and no allowance is required.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using either the straight-line or accelerated methods over the estimated useful lives of the assets.

ADVERTISING - Advertising costs are expensed as incurred. Total advertising expense was $70,986 for the year ended December 31, 2005.

INCOME TAXES - The Company's income is included in the tax return of Allen & Company Financial Corporation. Allen & Company Financial Corporation has elected to be taxed as an S corporation, therefore, there is no tax liability to the Company.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation (FDIC). The Company also maintains cash deposits at their clearing organization, which is not insured by FDIC. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. Management believes the risk is managed by maintaining all deposits in high quality financial institutions.

NOTE 3 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values, as follows:

Mutual funds	$ 559,089

NOTE 4 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of:

Furniture and equipment	$ 524,964
Leasehold improvements	419,816
Computer equipment	131,033
	1,075,813
Less accumulated depreciation	653,753
Net property and equipment	$ 422,060

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company is a guarantor on a $500,000 line of credit obtained by a company under common ownership.

NOTE 6 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings plan covering all eligible employees. Employees may contribute up to 100 percent of their eligible compensation to the plan, subject to the limits of Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the plan are equal to the lesser of 2.5 percent of the employee's salary or one-half of the employee's deferral up to a maximum of $4,000 per year. The Company's contribution to the plan was $68,959 for the year ended December 31, 2005.

The Company has a non-qualified deferred compensation agreement with an employee that provides for specified future payments beginning in 2009. The Company has recognized a liability of $298,169 at December 31, 2005, representing the present value of the amount of future payments earned to date under the agreement discounted at 6 percent.

NOTE 7 - LEASES

The Company leases its Lakeland (Note 9) and Winter Haven, Florida offices, a vehicle, and various other office equipment under noncancellable operating leases.

Future minimum rental payments required under operating leases that have initial or remaining noncancellable terms in excess of one year are as follows:

Year ending December 31,	
2006	$ 243,004
2007	226,973
2008	214,081
2009	212,472
2010	212,101
Thereafter	461,509
	$ 1,570,140

Total rent expense recognized in the accompanying statement of income for the year ended December 31, 2005 was $265,129.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $1,079,388. The required minimum net capital was $250,000. The Company's net capital ratio was .69 to 1 at December 31, 2005.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company leases its Lakeland office from a company controlled by an officer of the Company. The lease is currently payable $13,316 monthly, contains annual escalation provisions and expires in 2012 with a five year extension option. Rent expense related to the Lakeland office included in the accompanying statement of income was $159,792 for the year ending December 31, 2005.

One of the shareholders of the Company is a partner in a real estate investment trust. The Company pays legal fees on behalf of the real estate investment trust and is reimbursed for the expenses. Total legal expenses paid and reimbursed during 2005 was $42,112. No receivable existed at December 31, 2005.

SUPPLEMENTARY INFORMATION

Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Stockholder of
Allen & Company of Florida, Inc.

We have audited the accompanying financial statements of Allen & Company of Florida, Inc. as of and for the year ended December 31, 2005, and have issued our report thereon dated January 30, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carter, Belcourt + Atkinson, P.A.

Lakeland, Florida
January 30, 2006

331 South Florida Avenue, Suite 400 Lakeland, Florida 33801-4626 (863) 687-4010 FAX (863) 683-9667 (800) 749-6264
101 East Kennedy Boulevard, Suite 1250 Tampa, Florida 33602-5197 (813) 223-1316 FAX (813) 229-5952 (800) 933-3456

ALLEN & COMPANY OF FLORIDA, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

Total ownership equity qualified for net capital	$ 1,665,988
Deduct:	
Non-allowable assets	507,515
Net capital before haircuts on securities positions	1,158,473
Deduct:	
Investment securities haircuts:	
Debt securities	14,000
Other securities	65,085
	79,085
Net capital	$ 1,079,388
Aggregate indebtedness	$ 742,031
Ratio of aggregate indebtedness to net capital	69%

The following is the difference between audited computations of net capital pursuant to Rule 15c3-1 and the unaudited computations submitted by Allen & Company of Florida, Inc.

Net capital per unaudited focus	$ 1,192,176
Various audit adjustments	(167,165)
Changes in non-allowable assets resulting from audit adjustments	54,377
Net capital per audited focus	$ 1,079,388

ALLEN & COMPANY OF FLORIDA, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

Allen & Company of Florida, Inc. is not required to maintain a reserve bank account under paragraph (k)(2)(B) of Rule 15c3-3.

ALLEN & COMPANY OF FLORIDA, INC.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2005

Allen & Company of Florida, Inc. is not required to comply with the possession or control requirements under Rule 15c3-3.

SUPPLEMENTAL AUDIT REPORT

Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholder of
Allen & Company of Florida, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Allen & Company of Florida, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

331 South Florida Avenue, Suite 400 Lakeland, Florida 33801-4626 (863) 687-4010 FAX (863) 683-9667 (800) 749-6264
101 East Kennedy Boulevard, Suite 1250 Tampa, Florida 33602-5197 (813) 223-1316 FAX (813) 229-5952 (800) 933-3456

To the Stockholder of
Allen & Company of Florida, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carter, Belcourt + Atkinson, P.A.

Lakeland, Florida
January 30, 2006